Form 10-K, Exhibit 13
period 1998-06-30
CITIZENS BANCORP
filed 1998-09-29
CIK 1040734

Message to Shareholders..................................................    1
Selected Consolidated Financial Data.....................................    2
Management's Discussion and Analysis.....................................    3
Report of Independent Auditors...........................................   16
Consolidated Statements of Condition.....................................   17
Consolidated Statements of Income........................................   18
Consolidated Statements of Changes in
     Shareholders' Equity................................................   19
Consolidated Statements of Cash Flows....................................   20
Notes to Consolidated Financial Statements...............................   21
Directors and Officers...................................................   39
Shareholder Information..................................................   41

================================================================================

         Citizens Bancorp (the "Holding Company" and together with the Bank, as defined below, the "Company") is an Indiana corporation organized in June, 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Citizens Savings Bank of Frankfort ("Citizens" or the "Bank") in connection with the Bank's conversion from mutual to stock form. The Holding Company became the Bank's holding company on September 18, 1997; therefore, all historical financial and other data contained for periods prior to September 18, 1997 herein relate solely to the Bank while historical financial and other data contained herein for the period after September 18, 1997 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Bank.

         The Bank is a federal savings bank which conducts its business from a full-service office located in Frankfort, Indiana. The Bank offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Bank's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Clinton County, Indiana. The Bank also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, and installment loans. The Bank derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

TO OUR SHAREHOLDERS:

         It gives me great pleasure to present the 1998 Fiscal Year Report of Citizens Bancorp and its subsidiary, Citizens Savings Bank of Frankfort,
Indiana. This report also presents our first nine-months of experience as a public company.

         The past twelve months have certainly been a busy time for all of us at Citizens. On September 18, 1997, we converted from a mutual to a stock savings bank, and our stock began trading on the OTC Electronic Bulletin Board under the ticker symbol "CIBC." In the initial public offering, we sold 1,058,000 shares of common stock at $10 per share.

         We reported net income for the fiscal year ended June 30, 1998 of $874,000, which is an increase of $503,000 over the $371,000 earned during the same period last year. This increase in earnings is attributable, in part, to a net pre-tax gain of $172,000 during 1998 on the sale of a parcel of real estate owned and to increased interest income from loans and investments we made with the proceeds from the sale of common stock. Net income during the 1997 fiscal year was reduced as the result of the one-time assessment of $127,000 (after-tax) by the Federal Deposit Insurance Corporation in connection with the replenishment of the Savings Association Insurance Fund, and from a loss of $60,000 from our sale of investment securities during that period.

         During fiscal year 1998, our total assets increased from $46.4 million to $53.4 million, an increase of 15.3%, and our net loans receivable increased from $38.4 million to $46.9 million, an increase of 22.1%. Also during fiscal year 1998, our deposits decreased by 6.3%, from $36.4 million to $34.1 million. As of June 30, 1998, our total shareholders' equity was $15.2 million, an increase of $9.5 million from $5.7 million at June 30, 1997. This increase is attributable to our receipt of the net proceeds from the sale of common stock and from our net income of $874,000 for the year. Our Return on Assets (ROA) for the twelve months ended June 30, 1998 was 1.69% and our Return on Equity (ROE) was 6.65%. The Board of Directors of Citizens Bancorp declared a $0.05 per share dividend for each of the March and June, 1998 quarters, amounting to total dividend of $105,800 paid to our shareholders for the two quarters.

         Again this year, Citizens Savings Bank received the Bauer Financial Reports "Five Star Superior" rating for the 39th consecutive quarter and the Sheshunoff "Highest Rated Bank" designation. Both Bauer & Sheshunoff are independent rating companies. The success of our conversion to a stock institution and of our performance during the past year was the result of dedicated and knowledgeable Directors, Officers and Staff working together to serve our customers' needs in a courteous and professional manner.

         We thank you for your business, your support and your confidence in Citizens Savings Bank, and encourage you to recommend Citizens to your friends and associates.

                                              Sincerely,


                                              /s/ Fred W. Carter
                                              Fred W. Carter
                       President, Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                        CITIZENS BANCORP AND SUBSIDIARIES


     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report. In the opinion of management of the Company, all adjustments necessary for a fair presentation of results for such periods, which consisted only of normal, recurring adjustments, have been included.



                                                                                At  June 30,
                                                      -------------------------------------------------------------
                                                        1998         1997         1996         1995         1994
--------------------------------------------------------------------------------------------------------------------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................   $53,442       $46,353      $44,235      $39,727       $38,523
Loans receivable, net (1)..........................    46,936        38,435       34,391       29,275        26,141
Cash on hand and in other institutions (2).........     2,533         4,125        3,308        4,310         7,210
Investment securities available for sale...........       315           161        3,003        2,832         2,677
Cash surrender value of life insurance contract....     1,119         1,076        1,035          991           943
FHLB advances......................................     3,500         4,000        3,000        1,500           ---
Deposits...........................................    34,067        36,355       35,600       33,175        34,037
Total shareholders equity..........................    15,168         5,691        5,320        4,841         4,435
Unrealized gain (loss) on investment securities
   available for sale (net)........................         3           ---          (51)         (49)          (50)

                                                                          Year Ended  June 30,
                                                      -------------------------------------------------------------
                                                       1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------------------------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated Operating Data:
Total interest income..............................  $  4,052        $3,509       $3,186       $2,742        $2,424
Total interest expense.............................     1,738         1,814        1,653        1,370         1,273
                                                     --------       -------      -------      -------      --------
   Net interest income.............................     2,314         1,695        1,533        1,372         1,151
Provision for loan losses..........................        72            83           80           32            12
                                                     --------       -------      -------      -------      --------
   Net interest income after
     provision for loan losses.....................     2,242         1,612        1,453        1,340         1,139
Other income:
   Fees and service charges........................       142           138          152          151           120
   Loss on sale of investments.....................       ---           (60)         ---          ---           ---
   Gain on sale of real estate.....................       180            17           33            2           ---
   Other...........................................        62            64           61           68            77
                                                     --------       -------      -------      -------      --------
     Total other income............................       384           159          246          221           197
Other expense:
   Salaries and employee benefits..................       565           485          415          387           331
   Occupancy expense...............................       119           114          118          109           105
   Data processing expense.........................       122           108          101          105            98
   Federal insurance premiums......................        23           259           77           75            71
   Other...........................................       343           251          256          248           258
                                                     --------       -------      -------      -------      --------
     Total other expense...........................     1,172         1,217          967          924           863
                                                     --------       -------      -------      -------      --------
Income before income taxes.........................     1,454           554          732          637           473
Income taxes.......................................       580           183          253          231           166
                                                     --------       -------      -------      -------      --------
Income before cumulative effect of
   change in accounting principle..................       874           371          479          406           307
Cumulative effect of change in
   accounting for income taxes.....................       ---           ---          ---          ---           (26)
                                                     --------       -------      -------      -------      --------
   Net income......................................  $    874       $   371      $   479      $   406      $    281
                                                     ========       =======      =======      =======      ========

Table continued on following page


                                                                            Year Ended  June 30,
                                                      -------------------------------------------------------------
                                                           1998          1997          1996         1995         1994
-----------------------------------------------------------------------------------------------------------------------
Supplemental Data:
Interest rate spread during period.................         3.77%         3.75%        3.75%        3.69%         3.14%
Net yield on interest-earning assets (3)...........         4.78          4.02         3.99         3.92          3.38
Return on assets (4)...............................         1.69           .82         1.15         1.07           .77
Return on equity (5)...............................         6.65          6.81         9.52         8.89          6.58
Net income per share of Common Stock (6)...........      $   .94            ---          ---          ---           ---
Equity to assets (7)...............................        28.38%        12.28        11.91        12.06         11.38
Average interest-earning assets to average
   interest-bearing liabilities....................       127.93        106.31       105.61       105.84        106.54
Non-performing assets to total assets (7)..........          .32           .74          .50          .35           .61
Allowance for loan losses to total loans
   outstanding (7).................................          .57           .55          .40          .16           .19
Allowance for loan losses to
   non-performing loans (7)........................       158.53         61.57        62.51        33.19         20.89
Net (charge-offs) recoveries to average
   total loans outstanding ........................         (.03)         (.03)         .04         (.12)        (.004)
Other expenses to  average assets (8)..............         2.27          2.67         2.32         2.44          2.38
Number of full service offices (7).................         1             1            1            1             1

----------------
(1) Net of allowance for loan losses, deferred fees and escrow.
(2) Includes certificates of deposit in other financial institutions.
(3) Net interest income divided by average interest-earning assets.
(4) Net income divided by average total assets.
(5) Net income divided by average total equity.
(6) Pro forma earnings per share. See Note 1 to the Consolidated Financial Statements.
(7) At end of period.
(8) Other expenses divided by average total assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Holding Company was incorporated for the purpose of owning all of the outstanding shares of Citizens. The following discussion and analysis of Citizens' financial condition as of June 30, 1998 and results of operations for periods prior to that date should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Holding Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Holding Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

          1.   Management's determination of the amount of loan loss allowance;

          2.   The effect of changes in interest rates;

          3.   Changes in deposit insurance premiums; and

          4. Proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of

Average Balances and Interest Rates and Yields

         The following tables present at the fiscal years ended June 30, 1998, 1997 and 1996, the average daily balances of each category of Citizens' interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

                      AVERAGE BALANCE SHEET/YIELD ANALYSIS


                                                                         Year Ended June 30,
                                    -----------------------------------------------------------------------------------------------
                                               1998                             1997                          1996
                                    ------------------------------   -----------------------------  -------------------------------
                                    Average               Average    Average             Average    Average              Average
                                    Balance  Interest   Yield/Cost   Balance  Interest  Yield/Cost  Balance  Interest   Yield/Cost
                                    -------  --------  -----------   -------  --------  ----------  -------  --------  ------------
                                                                               (Dollars in thousands)
Interest-earning assets:
   Interest-bearing deposits....... $4,557      $292       6.40%   $ 3,446   $   179      5.21%  $  3,109    $   182      5.85%
   FHLB stock......................    336        27       8.07        332        26      7.84        332         26      7.91
   Investment securities
     available for sale (1)........    232        10       4.23      1,527        94      6.14      3,001        174      5.81
   Loans receivable (2)............ 43,318     3,723       8.60     36,843     3,210      8.71     31,980      2,804      8.77
                                   -------     -----               -------    ------              -------     ------
     Total interest-earning assets. 48,443     4,052       8.36     42,148     3,509      8.33     38,422      3,186      8.29
                                   =======     =====               =======    ======              =======     ======
Interest-bearing liabilities:
   Deposits........................ 36,137     1,653       4.57     36,436     1,641      4.50     34,456      1,539      4.47
   FHLB advances...................  1,731        86       4.96      3,212       173      5.41      1,923        114      5.94
                                   -------     -----               -------    ------              -------     ------
     Total interest-bearing
          liabilities.............. 37,868     1,739       4.59     39,648     1,814      4.58     36,379      1,653      4.54
                                   -------     -----               -------    ------              -------     ------
Net interest-earning assets........$10,575                         $ 2,500                        $ 2,043
                                   =======                         =======                        =======
Net interest income................           $2,313                          $1,695                          $1,533
                                              ======                          ======                          ======
Interest rate spread (3)...........                        3.77%                          3.75%                           3.75%
                                                           ====                           ====                            ====
Net yield on weighted average
   interest-earning assets (4).....                        4.78%                          4.02%                           3.99%
                                                           ====                           ====                            ====
Average interest-earning assets
   to average interest-
   bearing liabilities............. 127.93%                         106.31%                        105.61%
                                    ======                          ======                         ======

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2) Total loans less loans in process. Average balances include non-accrual loans.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         Citizens' results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Citizens' net interest income is determined by the interest rate spread between the yields it earns on interest-earning assets and the rates paid on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth the weighted average effective interest rate that Citizens earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods and as of the dates shown. Average balances are based on average monthly balances. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                     Year Ended June 30,
                                                 -------------------------
                                                 1998      1997       1996
                                                 ----      ----       ----
Weighted average interest rate earned on:
   Interest-bearing deposits...................  6.40%      5.21%     5.85%
   FHLB stock..................................  8.07       7.84      7.91
   Investment securities.......................  4.23       6.14      5.81
   Loans receivable............................  8.60       8.71      8.77
     Total interest-earning assets.............  8.36       8.33      8.29
Weighted average interest rate cost of:
   Deposits....................................  4.57       4.50      4.47
   FHLB advances...............................  4.96       5.41      5.94
     Total interest-bearing liabilities........  4.59       4.58      4.54
Interest rate spread (1).......................  3.77%      3.75%     3.75%
                                                 ====       ====      ====
Net yield on weighted average
   interest-earning assets (2).................  4.78%      4.02%     3.99%
                                                 ====       ====      ====

(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Citizens' interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.


                                                    Increase (Decrease) in
                                                      Net Interest Income
                                                --------------------------------
                                                                          Total
                                                 Due to       Due to       Net
                                                  Rate        Volume      Change
                                                  ----        ------      ------
                                                          (In thousands)
Year ended June 30, 1998 compared
to year ended June 30, 1997
--------------------------------------------------------------------------------
   Interest-earning assets:
     Interest-bearing deposits .............      $  46       $  66       $ 112
     FHLB stock ............................          1          --           1
     Investment securities .................        (22)        (62)        (84)
     Loans receivable ......................        (41)        555         514
                                                  -----       -----       -----
       Total ...............................        (16)        559         543
                                                  -----       -----       -----
   Interest-bearing liabilities:
     Deposits ..............................         25         (13)         12
     FHLB advances .........................        (13)        (75)        (88)
                                                  -----       -----       -----
       Total ...............................         12         (88)        (76)
                                                  -----       -----       -----
   Net change in net interest income .......      $ (28)      $ 647       $ 619
                                                  =====       =====       =====
Year ended June 30, 1997 compared
to year ended June 30, 1996
--------------------------------------------------------------------------------
   Interest-earning assets:
     Interest-bearing deposits .............      $ (21)      $  19       $  (2)
     FHLB stock ............................         (1)         --          (1)
     Investment securities .................         10         (90)        (80)
     Loans receivable ......................        (19)        425         406
                                                  -----       -----       -----
       Total ...............................        (31)        354         323
                                                  -----       -----       -----
   Interest-bearing liabilities:
     Deposits ..............................         10          92         102
     FHLB advances .........................        (11)         70          59
                                                  -----       -----       -----
       Total ...............................         (1)        162         161
                                                  -----       -----       -----
   Net change in net interest income .......      $ (30)      $ 192       $ 162
                                                  =====       =====       =====
Year ended June 30, 1996 compared
to year ended June 30, 1995
--------------------------------------------------------------------------------
   Interest-earning assets:
     Interest-bearing deposits .............      $  32       $ (32)      $  --
     FHLB stock ............................          3          --           3
     Investment securities .................         11          10          21
     Loans receivable ......................         84         336         420
                                                  -----       -----       -----
       Total ...............................        130         314         444
                                                  -----       -----       -----
   Interest-bearing liabilities:
     Deposits ..............................        118          79         197
     FHLB advances .........................         (2)         87          85
                                                  -----       -----       -----
       Total ...............................        116         166         282
                                                  -----       -----       -----
   Net change in net interest income .......      $  14       $ 148       $ 162
                                                  =====       =====       =====

Financial Condition at June 30, 1998 Compared to Financial Condition at June 30, 1997

Total consolidated assets of the Company increased by $7.0 million, or 15.3%, to $53.4 million at June 30, 1998 from $46.4 million at June 30, 1997. Net loans receivable increased $8.5 million, or 22.1%, to $46.9 million at June 30, 1998. The increase in loans was funded primarily with the net proceeds from the sale of the Holding Company's common stock on September 18, 1997. Cash decreased by $555,000, while interest-bearing deposits decreased by $1.0 million during the year.

Deposits decreased by $2.3 million primarily as a result of a decrease in the amount of public funds on deposit. Borrowings at the Federal Home Loan Bank decreased by $500,000 as a result of net repayments during the period.

Shareholders' equity increased $9.5 million primarily as a result of stock issued by the Holding Company in the conversion, less the conversion expenses and the ESOP shares, plus the net profit for the year. Shareholders' equity decreased by $667,000 as a result of Citizens' purchase of shares of the Holding Company's common stock for the Recognition and Retention Plan. Shareholders' equity also decreased by $97,000 as a result of the declaration of dividends on the Holding Company's common stock during the year.


Financial Condition at June 30, 1997 Compared to Financial Condition at June 30, 1996

Citizens' total consolidated assets increased by $2.2 million, or 4.8%, to $46.4 million at June 30, 1997 from $44.2 million at June 30, 1996. Net loans receivable increased $4.0 million, or 11.8%, while investment securities decreased $2.8 million and FHLB advances increased $1.0 million. Citizens funded the increased loans primarily with the increase in interest-bearing deposits of $755,000, the sale of investment securities and with the additional FHLB advance. Capital increased $371,000, or 7.0%, to $5.7 million in 1997 from $5.3 million in 1996.

Comparison of Operating Results For Fiscal Years Ended June 30, 1998 and 1997

Net Income. Net income increased $503,000, or 135.6%, to $874,000 in 1998 from $371,000 in 1997. The increase primarily resulted from Citizens' recognition of the one-time, non-recurring SAIF special assessment of $211,000 ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000 during 1997, as well as the sale of a tract of real estate for a profit of $172,000 ($103,000 net of tax) during 1998. There was also an increase of $619,000 in net interest income for 1998, offset by an increase in other expenses, excluding the SAIF assessment, of $167,000. Excluding the gain on the sale of real estate, the SAIF assessment and the loss on the sale of the investment, net income would have increased $236,000, or 44.2%, to $770,000 for the year ended June 30, 1998 from $534,000 in 1997.

Net Interest Income. Net interest income increased $619,000, or 36.5%, to $2.3 million in 1998 from $1.7 million in 1997. The increase resulted primarily from an increase in earning assets and a decrease in costing liabilities in 1998 due to the sale of the Holding Company's common stock.

 Provisions for Loan Losses. Provisions for loan losses for 1998 and 1997 were $72,000 and $83,000, respectively. Citizens had charge-offs of $12,000 and recoveries of $2,000 in 1997. Citizens had charge-offs of $17,000 and recoveries of $2,000 in 1998 and its allowance for loan loss as of June 30, 1998 was $269,000.

Other Income. Other income increased approximately $226,000, or 142.1%, in 1998 as compared to 1997. This increase resulted from an increase in the gain on the sale of real estate of $163,000 in 1998 and the $60,000 loss on the sale of an investment in 1997, plus an increase of $3,000 in 1998 in fees and service charges and miscellaneous income.

Other Expense. Other expenses decreased $44,000, or 3.7%, in 1998. The decrease was primarily due to a $236,000 decrease in SAIF insurance premiums offset by an $80,000 increase in salaries and benefits due to compensation expense related to the ESOP and the RRP. Office occupancy and data processing expenses increased by $19,000 during 1998 and other expenses, consisting primarily of legal and accounting expenses, increased by $93,000 due to the increased reporting requirements of public companies. Income Tax Expense.

Income tax expense increased $397,000, or 216.6%, to $580,000 in 1998 from $183,000 in 1997. This primarily resulted from the gain on the sale of real estate, which increased non-interest income in 1998, and from the FDIC special assessment, which decreased non-interest income in 1997, as well as the increase in net interest income for 1998.

Comparison of Operating Results For Fiscal Years Ended June 30, 1997 and 1996

      Net Income. Net income decreased $108,000, or 22.5%, to $371,000 in 1997 from $479,000 for 1996. This decrease primarily resulted from Citizens' recognition of the one-time, non-recurring SAIF special assessment in the amount of $211,000, ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000. Citizens chose to sell the investment in order to use the proceeds to pay down FHLB advances and to increase overall liquidity. These expenses were offset by an increase of $162,000 in net interest income to $1.7 million for 1997 from $1.5 million for 1996. Excluding the SAIF assessment and the loss on the sale of investments, net income would have increased $55,000, or 11.5%, to $534,000 for the twelve months ended June 30, 1997 from $479,000 in 1996.

      Net Interest Income. Net interest income increased $162,000, or 10.6%, to $1.7 million in 1997 from $1.5 million in 1996. This increase primarily resulted from the growth in net loans receivable of $4.0 million, or 11.6%, to $38.4 million in 1997 from $34.4 million in 1996.

      Provisions for Loan Losses. Provisions for loan losses for 1997 and 1996 were $83,000 and $80,000, respectively. Citizens increased its provision for 1997 to recognize the increase in consumer loan losses being experienced by financial institutions nationally, regionally and locally as well as the risks associated with individually large multi-family and nonresidential real estate loans. Citizens had no chargeoffs in fiscal year 1996 and experienced $12,000 in recoveries. Citizens had chargeoffs of $12,000 in fiscal year 1997 and its allowance for loan loss as of June 30, 1997 was $212,000.

      Other Income. Other income decreased approximately $87,000, or 35.4%, in 1997 as compared to 1996. This decrease resulted from the sale of an investment security at a loss of approximately $60,000, a decrease in fees and service charges and decreased gains on sales of real estate.

      Other Expense. Other expenses increased $250,000, or 25.9%, to $1.2 million in 1997 from $967,000 in 1996. The increase was primarily attributable to an increase of $47,000 in salaries and benefits, an increase of $196,000 in SAIF insurance premiums and a $9,000 increase in occupancy expense relating to the installation of new computers, a "Loan Doc Prep" software package and a Local Area Network (LAN).

      Income Tax Expense. Income tax expense decreased $70,000, or 27.7%, to $183,000 in 1997 from $253,000 in 1996. The decrease resulted primarily from Citizens' reduced profits in 1997 caused by recognition of the one-time, non-recurring SAIF special assessment in the amount of $211,000 ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000.

Liquidity and Capital Resources

      Citizens' primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

      Citizens' primary investing activity is the origination of loans. During the years ended June 30, 1998, 1997 and 1996, it originated total loans in the amounts of $25.8 million, $17.5 million and $15.4 million, respectively. Citizens purchased loans totaling $2.5 million in the fiscal year ended June 30, 1998. Loan principal repayments totaled $19.7 million, $13.3 million and $10.3 million during the respective periods.

      During the years ended June 30, 1998, 1997, and 1996, Citizens purchased securities in the amounts of $148,000, $65,000 and $169,000, respectively. Citizens did not receive any proceeds for the sale of securities during 1998 or 1996. During the year ended June 30, 1997, however, Citizens sold approximately $2.9 million of securities for a loss of approximately $60,000.

      Citizens had outstanding loan commitments of $309,000 and unused lines of credit of approximately $2.65 million at June 30, 1998. The unused lines primarily represent available borrowings under existing home equity lines of credit. Citizens anticipates that it will have sufficient funds from loan repayments and from its ability to borrow additional funds from the FHLB of Indianapolis to meet its current commitments. Certificates of deposit scheduled to mature in one year or less at June 30, 1998 totaled $10.6 million. Management believes that a significant portion of such deposits will remain with Citizens based upon historical deposit flow data and Citizens' competitive pricing in its market area.

      Liquidity management is both a daily and long-term function of Citizens' management strategy. In the event that Citizens should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances. Citizens had outstanding FHLB advances in the amount of $3.5 million at June 30, 1998.

      The following is a summary of Citizens' cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Citizens experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended June 30, 1998.

                                                     Year Ended June 30,
                                             --------------------------------
                                               1998        1997        1996
                                             --------    --------    --------
                                                  (Dollars in thousands)

Operating activities ........................$  1,427    $    266    $    518
Investing activities:
   Purchases of FHLB stock ..................     (20)         --          --
   Purchases of
     investment securities ..................    (148)        (65)       (169)
   Sales of investment securities ...........      --       2,932          --
   Principal collected on loans .............  19,696      13,251      10,279
   Loans originated ......................... (25,763)    (17,474)    (15,419)
   Loans sold ...............................      --          91          --
   Loans purchased ..........................  (2,494)         --         (64)
   Change in land held
     for development ........................      31          77          (3)
   Purchases of equipment ...................     (30)        (16)        (69)
                                             --------    --------    --------
Total from investing activities .............  (8,728)     (1,204)     (5,445)
Financing activities:
   Increase/(decrease) in NOW,
     MMDA and passbook deposits .............    (258)        305         460
   Increase/(decrease) in certificates
     of deposit .............................  (2,030)        450       1,965
   Advances from FHLB .......................   3,500      14,500       4,500
   Payments to FHLB .........................  (4,000)    (13,500)     (3,000)
   Sale of common stock, net of costs .......   9,216          --          --
   Purchase of RRP shares ...................    (667)         --          --
   Dividend paid on common stock ............     (53)         --          --
                                             --------    --------    --------
Total from financing activities .............   5,708       1,755       3,925
                                             --------    --------    --------
Net increase/(decrease) in cash
   and cash equivalents .....................$ (1,593)   $    817    $ (1,002)
                                             ========    ========    ========


         Federal law requires that savings associations maintain a minimum average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances,
specified  U.S.  government,  state  or  federal  agency  obligations,   certain
corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS recently amended its regulation that implements this statutory liquidity requirement to reduce the amount of liquid assets a savings association must hold from 5% of net withdrawable accounts and short-term borrowings to 4%. The OTS also eliminated the requirement that savings associations maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings. The revised OTS rule also permits savings associations to calculate compliance with the liquidity requirement based upon their average daily balance of liquid assets during each quarter rather than during each month, as was required under the prior rule. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of June 30, 1998, Citizens had liquid assets of $4.4 million, and a regulatory liquidity ratio of 10.2%.

      Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At June 30, 1998, Citizens' tangible capital ratio was 17.7%, its core capital ratio was 17.7%, and its risk-based capital to risk-weighted assets ratio was 29.2%. Therefore, at June 30, 1998, Citizens' capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Citizens' capital ratios as of June 30, 1998:


                                                At June 30, 1998
                            ----------------------------------------------------------------------------
                                OTS Requirement                          Citizens' Capital Level
                                ---------------                -----------------------------------------
                             % of                                % of                           Amount
Capital Standard            Assets        Amount               Assets(1)     Amount            of Excess
----------------            ------        ------               ---------     ------            ---------
                             (Dollars in thousands)
Tangible capital...........   1.5%        $  787                17.7%        $9,285              $8,498
Core capital (2)...........   3.0          1,574                17.7          9,285               7,711
Risk-based capital.........   8.0          2,614                29.2          9,554               6,940

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the OCC for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. Citizens expects to be in compliance with such new requirements.

     As of June 30, 1998, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Citizens' liquidity, capital resources or results of operations.

Current Accounting Issues

         In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This Statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Comprehensive income consists of the net income or loss of the entity, plus or minus the change in equity of the entity during the period from transactions, other events, and circumstances resulting from nonowner sources. SFAS 130 is effective for years beginning after December 15, 1997, and will require financial statements of earlier periods that are presented for comparative purposes to be reclassified. The adoption of SFAS 130 is not expected to have a material effect on the Company's financial condition.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 established information about operating segments of their business in both their annual and interim financial reports provided to shareholders. SFAS 131 is effective for financial statement periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated, unless impracticable. In addition, the provisions of SFAS 131 need not be applied to interim financial statements issued in the initial year of application. The adoption of SFAS 131 is not expected to have a material effect on the Company's financial condition.

Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Citizens' primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Citizens' performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of Citizens' assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that Citizens has made. Management is unable to determine the extent, if any, to which properties securing Citizens' loans have appreciated in dollar value due to inflation.

Year 2000 Compliance

       Because computer memory was so expensive on early mainframe computers, some computer programs used only the final two digits for the year in the date field while maintaining the first two digits of each year constant. As a result, some computer applications may be unable to interpret the change from year 1999 to year 2000. The Holding Company is actively monitoring its year 2000 computer compliance issues. The bulk of the Holding Company's computer processing is provided under contract by BISYS, Inc. in Houston, Texas ("BISYS"). BISYS expects to be in year 2000 compliance by June, 1999. BISYS will assist the Holding Company with other phases of year 2000 compliance throughout the remainder of 1998 and 1999.

     Citizens' loan documentation system is provided by Banker's Systems and is also expected to be in year 2000 compliance within the next year. The Holding Company has also appointed one of its executive officers to address all aspects of year 2000 compliance. The Holding Company's expense in connection with year 2000 compliance is not expected to exceed $50,000.

Asset/Liability Management

     An important component of Citizens' asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Citizens' assets mature or reprice more quickly or to a greater extent than its liabilities, Citizens' net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Citizens' assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Citizens' policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     Because of the lack of customer demand for adjustable rate loans in its market area, Citizens primarily originates fixed-rate real estate loans, which accounted for approximately 59% of its loan portfolio at June 30, 1998. To manage the interest rate risk of this type of loan portfolio, Citizens limits maturities of fixed-rate loans to no more than 20 years. In addition, Citizens continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these loans more attractive to customers.

     Management believes it is critical to manage the relationship between interest rates and the effect on Citizens' net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Citizens manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         Interest risk exposure is monitored monthly by an Asset/Liability Management Committee which considers various factors such as current local and national economic conditions and interest rate outlook as well as Citizens' loan and deposit demand, pricing and maturity structure. This Committee periodically updates Citizens' interest rate risk strategy which primarily involves modifying asset/liability terms and mix as considered appropriate. An increased emphasis on consumer loans, which generally have shorter terms to maturity than residential mortgage loans, in addition to an increase in the volume of adjustable-rate loans, including multi-family and non-residential mortgage loans and home equity lines of credit, have been the major strategies for asset management. Citizens has also attempted to lengthen the average maturity of its liabilities by offering special rates on longer term certificates of deposit. Long term advances from the FHLB of Indianapolis are also an available source of funds which could help Citizens with future liability management.

           The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Citizens does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

         It is estimated that at June 30, 1998, NPV would decrease 9.8% and 22.6% in the event of 200 and 400 basis point increases in market interest rates, respectively, compared to 14.9% and 32.6% for the same increases at June 30, 1997. Citizens' NPV at June 30, 1998 would increase 3.1% and 8.2% in the event of 200 and 400 basis point decreases in market rates respectively. A year earlier, 200 and 400 basis point decreases in market rates would have increased NPV 2.5% and 3.1%, respectively.

         Presented below, as of June 30, 1998 and 1997, is an analysis performed by the OTS of Citizens' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 200 basis point increments, up and down 400 basis points.


                                  June 30, 1998
                     Net Portfolio Value Summary Performance

                                                                                                     NPV as % of
                                                                                                    Present Value
                                            Net Portfolio Value                                       of Assets
      Change               -----------------------------------------------------            ------------------------------
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                                 (Dollars in thousands)
    + 400 bp*                $9,193             $(2,690)                (22.64)%              17.82%           (371)  bp
    + 200 bp                 10,725              (1,158)                 (9.79)%              20.03%           (151)  bp
        0 bp                 11,883                 ---                     ---%              21.54%            ---   bp
    - 200 bp                 12,251                 368                   3.10%               21.86%             32   bp
    - 400 bp                 12,859                 976                   8.21%               22.49%             95   bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

    Pre-Shock NPV Ratio: NPV as % of PV of Assets.....................21.54%
    Exposure Measure: Post-Shock NPV Ratio............................20.03%
    Sensitivity Measure: Change in NPV Ratio..........................151 bp
    Change in NPV as % of PV of Assets................................7.0%


                                  June 30, 1997
                     Net Portfolio Value Summary Performance

                                                                                                     NPV as % of
                                                                                                    Present Value
                                            Net Portfolio Value                                       of Assets
      Change               -----------------------------------------------------            ------------------------------
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                                 (Dollars in thousands)
       +400 bp*              $4,933             $(2,387)                (32.61)%              11.02%           (422)  bp
       +200 bp                6,232              (1,088)                (14.86)%              13.40%           (184)  bp
          0 bp                7,320                 ---                     ---%              15.24%            ---   bp
       -200 bp                7,504                 184                   2.51%               15.40%             16   bp
       -400 bp                7,543                 223                   3.05%               15.30%              6   bp


             Interest Rate Risk Measures: 200 Basis Point Rate Shock

    Pre-Shock NPV Ratio: NPV as % of PV of Assets..................... 15.24%
    Exposure Measure: Post-Shock NPV Ratio............................ 13.40%
    Sensitivity Measure: Change in NPV Ratio..........................   184 bp
    Change in NPV as % of PV of Assets................................ 12.07%

* Basis points

                         Report of Independent Auditors



To the Board of Directors and Shareholders
Citizens Bancorp


We have audited the accompanying consolidated statements of condition of Citizens Bancorp and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancorp and subsidiaries at June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
Indianapolis, Indiana
August 19, 1998, except for Note 14,
     as to which the date is September 3, 1998

                        CITIZENS BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CONDITION



                                                                      June 30,
                                                           ------------------------------
                                                               1998              1997
                                                           ------------------------------
Assets
Cash on hand and in other institutions                     $    305,908      $    861,360
Interest-bearing deposits                                     2,226,658         3,263,687
Investment securities available for sale                        315,041           160,995
Stock in Federal Home Loan Bank of Indianapolis                 351,600           331,600
Loans receivable, net                                        46,936,403        38,435,416
Land held for development                                       964,582           995,908
Cash surrender value of life insurance contracts              1,118,883         1,075,840
Property and equipment                                          564,638           578,343
Other assets                                                    657,956           650,161
                                                           ------------------------------
Total assets                                               $ 53,441,669      $ 46,353,310
                                                           ==============================
Liabilities and Shareholders' Equity
Liabilities
Deposits                                                   $ 34,067,481      $ 36,355,213
Federal Home Loan Bank advances                               3,500,000         4,000,000
Other liabilities                                               706,162           307,303
                                                           ------------------------------
Total liabilities                                            38,273,643        40,662,516

Shareholders' Equity
Preferred stock (no par value);
     2,000,000 shares authorized, no shares issued                   --                --
Common stock (no par value); 5,000,000 shares
     authorized;1,058,000shares outstanding                  10,062,369                --
Additional paid-in capital                                       41,100                --
Unearned Employee Stock Ownership Plan ("ESOP") shares         (765,060)               --
Unearned Recognition and Retention Plan ("RRP")                (641,117)               --
Retained income - substantially restricted                    6,467,337         5,690,794
Unrealized gain on investment
     securities available for sale, net of tax                    3,397                --
                                                           ------------------------------
                                                             15,168,026         5,690,794
                                                           ------------------------------
Total liabilities and shareholders' equity                 $ 53,441,669      $ 46,353,310
                                                           ==============================

See accompanying notes.

                        CITIZENS BANCORP AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                              Years ended June 30,
                                        --------------------------------------------
                                            1998            1997             1996
                                        --------------------------------------------
Interest income:
     Interest and fees on loans         $ 3,723,529     $ 3,210,018      $ 2,803,774
     Other interest income                  328,592         299,370          382,453
                                        --------------------------------------------
                                          4,052,121       3,509,388        3,186,227
Interest expense:
     Interest on deposits                 1,652,668       1,640,868        1,538,886
     Interest on borrowings                  85,921         173,668          114,253
                                        --------------------------------------------
                                          1,738,589       1,814,536        1,653,139
                                        --------------------------------------------
Net interest income                       2,313,532       1,694,852        1,533,088

Provision for loan losses                    72,000          83,000           80,000
                                        --------------------------------------------
Net interest income after provision
     for loan losses                      2,241,532       1,611,852        1,453,088
Other income:
     Fees and service charges               141,983         138,342          152,379
     Loss on sale of investments                 --         (60,243)              --
     Gain on sale of real estate            180,174          17,307           32,941
     Other                                   62,443          63,426           61,156
                                        --------------------------------------------
                                            384,600         158,832          246,476
Other expense:
     Salaries and employee benefits         564,693         485,151          414,730
     Occupancy expense                      118,646         114,449          117,967
     Data processing expense                122,584         107,764          101,675
     Federal insurance premium               23,115         258,685           76,868
     Other                                  343,037         250,468          256,137
                                        --------------------------------------------
                                          1,172,075       1,216,517          967,377
                                        --------------------------------------------
Income before income taxes                1,454,057         554,167          732,187

Income taxes                                580,179         183,225          253,257
                                        --------------------------------------------
Net income                              $   873,878     $   370,942      $   478,930
                                        ============================================


See accompanying notes.



                                                                                      Unrealized
                                                                                      Gain/(Loss)
                                                                   Retained           Investment
                                                      Additional    Income            Securities         Unearned
                                            Common      Paid-In  Substantially    Available for Sale,      ESOP
                                             Stock      Capital   Restricted           Net of Tax         Shares
--------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1995         $         ---   $      ---      $4,840,922         $(48,962)       $      ---
Net income                                    ---          ---         478,930              ---               ---
Net change in unrealized gain/
  (loss) on investment securities
  available for sale, net of tax              ---          ---             ---           (1,891)              ---
                                     -------------------------------------------------------------------------------
Balance as of June 30, 1996                   ---          ---       5,319,852          (50,853)              ---
Net income                                    ---          ---         370,942              ---               ---
Net change in unrealized gain/
   (loss) on investment securities
   available for sale, net of tax             ---          ---             ---           50,853               ---
--------------------------------------------------------------------------------------------------------------------


Balance as of June 30, 1997                   ---          ---       5,690,794              ---               ---
Net income                                    ---          ---         873,878              ---               ---
Net change in unrealized gain/
    (loss) on investment securities
    available for sale, net of tax            ---          ---             ---            3,397               ---
Dividends declared
    ($.10 per share)                          ---          ---         (97,335)             ---               ---
Sale of common stock                    9,215,969          ---             ---              ---               ---
Common stock acquired by ESOP             846,400          ---             ---              ---          (846,400)
Release of ESOP shares                        ---       41,100             ---              ---            81,340
Purchase of 42,320 shares for RRP             ---          ---             ---              ---               ---
Allocation of RRP shares                      ---          ---             ---              ---               ---
--------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1998          $ 10,062,369      $41,100     $ 6,467,337        $   3,397        $ (765,060)
====================================================================================================================


                                       Unearned
                                      Recognition             Total
                                     and Retention        Shareholders'
                                         Plan                Equity
---------------------------------------------------------------------
Balance as of June 30, 1995          $      ---            $4,791,960
Net income                                  ---               478,930
Net change in unrealized gain/
  (loss) on investment securities
  available for sale, net of tax            ---                (1,891)
                                        -----------------------------

Balance as of June 30, 1996                 ---             5,268,999
Net income                                  ---               370,942
Net change in unrealized gain/
   (loss) on investment securities
 available for sale, net of tax             ---                50,853
---------------------------------------------------------------------


Balance as of June 30, 1997                 ---             5,690,794
Net income                                  ---               873,878
Net change in unrealized gain/
    (loss) on investment securities
    available for sale, net of tax          ---                 3,397
Dividends declared
   ($0.10 per share)                        ---               (97,335)
Sale of common stock                        ---             9,215,969
Common stock acquired by ESOP               ---                   ---
Release of ESOP shares                      ---               122,440
Purchase of 42,320 shares for RRP      (666,957)             (666,957)
Allocation of RRP shares                 25,840                25,840
----------------------------------------------------------------------
Balance as of June 30, 1998          $ (641,117)         $ 15,168,026
======================================================================


See accompanying notes.

                        CITIZENS BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Years ended June 30,
                                                           ------------------------------------------------
                                                                1998              1997              1996
-----------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                 $    873,878      $    370,942      $    478,930
Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
     activities:
          Loss on sale of investments                                --            60,243                --
          Provision for loan losses                              72,000            83,000            80,000
          Depreciation and amortization                          30,519            45,587            48,055
          Deferred federal income tax credit                   (101,594)          (76,326)          (74,473)
          Increase (decrease) in other assets and cash
            surrender value of life insurance contract           59,219          (158,418)         (140,525)
          Increase (decrease) in other liabilities              344,731           (58,854)          126,311
          Release of ESOP/RRP shares                            148,280                --                --
                                                           ------------------------------------------------
Net cash provided by operating activities                     1,427,033           266,174           518,298

Investing activities
Purchase of stock in Federal Home Loan Bank                     (20,000)               --                --
Purchases of investment securities                             (148,420)          (65,481)         (169,304)
Proceeds from sale of investment securities                          --         2,931,693                --
Principal collected on loans                                 19,696,267        13,251,130        10,279,567
Loans originated                                            (25,762,982)      (17,473,565)      (15,419,000)
Loans purchased                                              (2,494,252)               --           (64,000)
Proceeds from sale of loans                                          --            91,455                --
(Increase) decrease in land held for development                 31,326            76,892            (3,342)
Purchases of property and equipment                             (29,833)          (16,498)          (69,117)
                                                           ------------------------------------------------
Net cash used by investing activities                        (8,727,894)       (1,204,374)       (5,445,196)

Financing activities
Increase (decrease) in NOW, MMDA and
     passbook deposits                                         (257,971)          304,545           460,126
Increase (decrease) in certificates of deposit               (2,029,761)          450,528         1,965,007
Advances from Federal Home Loan Bank                          3,500,000        14,500,000         4,500,000
Payments to Federal Home Loan Bank                           (4,000,000)      (13,500,000)       (3,000,000)
Sale of common stock, net of costs                            9,215,969                --                --
Purchase of RRP shares                                         (666,957)               --                --
Dividend paid on common stock                                   (52,900)               --                --
                                                           ------------------------------------------------
Net cash provided by financing activities                     5,708,380         1,755,073         3,925,133
                                                           ------------------------------------------------

Increase (decrease) in cash and cash equivalents             (1,592,481)          816,873        (1,001,765)

Cash and cash equivalents at beginning of year                4,125,047         3,308,174         4,309,939
                                                           ------------------------------------------------
Cash and cash equivalents at end of year                   $  2,532,566      $  4,125,047      $  3,308,174
                                                           ================================================


See accompanying notes.

1. Significant Accounting Policies

Organization

Citizens Bancorp ("Citizens") was formed in June, 1997 and purchased all of the stock of Citizens Savings Bank of Frankfort ("Bank") with the proceeds of a subscription stock offering completed in September, 1997. Simultaneous to the stock offering, the Bank converted from a federally-chartered mutual savings bank to a federally-chartered capital stock savings bank. Prior to June, 1997, Citizens had no assets or liabilities. All financial information prior to fiscal year 1998 related to the Bank only.

Citizens issued 1,058,000 shares of common stock following the subscription stock offering. Net proceeds to Citizens were $9,215,969 of which $5,031,185 was paid to the Bank in exchange for all of the common stock of the Bank. Expenses related to the offering totaled $517,631 and $846,400 was loaned by Citizens to the Employee Stock Ownership Plan.

The significant accounting and reporting policies for Citizens Bancorp and its subsidiaries (collectively, the "Company") follow:

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens, its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiary Citizens Loan and Service Corporation ("Service Corp."). Citizens is a unitary savings and loan holding company engaged in the business of managing its investments and directing, planning, and coordinating the business activities of the Bank. The Bank operates as a traditional savings bank in Clinton County, IN. The Service Corp. develops land for residential housing. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing deposits. Interest-bearing deposits are available on demand.

Investment Securities

At June 30, 1998 and 1997, investment securities, which consist of equity securities, are classified as available-for-sale and carried at fair value with the unrealized gain as a separate component of equity, net of tax. At June 30, 1998, 1997, and 1996, the cost basis of investment securities available for sale was $309,416, $160,995 and $3,087,450, respectively and the gross unrealized gain (loss) was $5,625, $0, and ($84,208) respectively. Gains and losses on the sale of these securities are based on the specific cost of the individual security being sold.

Management determines the appropriate classification of investment securities at the time of purchase. Securities classified as held to maturity are those which management has the positive intent and ability to hold until the scheduled maturity. Securities classified as held to maturity are stated at amortized cost. Securities classified as available for sale are those which may be sold for liquidity purposes, or other reasons, prior to reaching scheduled maturity.

Stock in Federal Home Loan Bank of Indianapolis

Stock in the Federal Home Loan Bank of Indianapolis is stated at cost and the amount of stock held is determined by regulation.

1. Significant Accounting Policies (continued)

Loans Receivable

The Company has a first mortgage lien on all property securing loans classified as residential and commercial real estate mortgage loans. Further, a portion of certain mortgage loan balances is insured by private or government guaranty insurance policies. Interest income is computed monthly based upon the principal amount of the loans outstanding. The Company discontinues the accrual of interest on loans when, in management's opinion, the collection of all or a portion of interest has become doubtful. Mortgage loans are placed on non-accrual status when they become 90 days delinquent. When a loan is placed on nonaccrual, the Company charges all previously accrued and unpaid interest against income. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of yield over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

In 1995, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures" ("SFAS 118"), an amendment to SFAS 114, were adopted. Any allowance for loan losses related to troubled loans identified for evaluation in accordance with SFAS 114 is based on estimated discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Consumer loans and one-to-four family residential loans are collectively evaluated for impairment as homogeneous loan groups which are outside the scope of SFAS 114. Under SFAS 118, no interest income on loans determined to be impaired is accrued. Interest income on such loans is recognized only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on results of operations in 1998, 1997 or 1996.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives (5 to 40 years) of the related assets.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment.

1. Significant Accounting Policies (continued)

Pro Forma Earnings Per Share (Unaudited)

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

Historical earnings per share is not presented on the consolidated statements of income because it is not meaningful due to the stock offering occurring and the formation of the ESOP in September, 1997. Both pro forma basic earnings per share and pro forma diluted earnings per share would have been $ 0.94 in 1998. Earnings per share on a pro forma basis assumes the stock offering and the formation of the ESOP had occurred on July 1, 1997 and includes the increase in earnings associated with the investment of the net proceeds raised in regard to the issuance of common stock in the subscription stock offering.

Pro forma basic earnings per share is computed by dividing pro forma net income by the weighted average number of common shares outstanding during the year assuming the stock offering occurred on July 1, 1997. Pro forma diluted earnings per share is computed by dividing pro forma net income, by the weighted average number of common shares outstanding during the year assuming the stock offering and the formation of the ESOP occurred on July 1, 1997. The weighted average shares used in the computation of both pro forma basic earnings per share and the pro forma diluted earnings per share were 978,648 shares in 1998. Earnings per share information for 1997 and 1996 is not applicable as no shares were issued or outstanding prior to the subscription stock offering in 1998.

Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain elements of the 1997 and 1996 consolidated financial statements have been reclassified to conform with the 1998 presentation herein.

Recent Accounting Pronouncements

Reporting Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This Statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Comprehensive income consists of the net income or loss of the entity, plus or minus the change in equity of the entity during the period from transactions, other events, and circumstances resulting from nonowner sources. SFAS 130 is effective for years beginning after December 15, 1997, and will require financial statements of earlier periods that are presented for comparative purposes to be reclassified. The adoption of SFAS 130 is not expected to have a material effect on the Company's financial condition.

1. Significant Accounting Policies (continued)

Disclosures about Segments of an Enterprise and Related Information

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 established information about operating segments of their business in both their annual and interim financial reports provided to shareholders. SFAS 131 is effective for financial statement periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated, unless impracticable. In addition, the provisions of SFAS 131 need not be applied to interim financial statements issued in the initial year of application. The adoption of SFAS 131 is not expected to have a material effect on the Company's financial condition.

2. Loans Receivable

Loans receivable consist of the following:
                                                         June 30
                                                 1998            1997
--------------------------------------------------------------------------------
Real estate mortgage loans:
     One-to-four family residential           $35,928,334     $29,887,850
     Commercial                                 3,656,862       2,375,245
Construction loans                                611,000       1,419,800
Installment loans                               7,064,802       5,475,168
Loans secured by deposits                         149,973         193,111
                                              ---------------------------
                                               47,410,971      39,351,174
Less:
     Allowance for loan losses                    268,837         211,635
     Deferred loan fees                           109,376         101,140
     Undisbursed portion of loan proceeds          96,355         602,983
                                              ---------------------------
                                                  474,568         915,758
                                              ---------------------------
                                              $46,936,403     $38,435,416
                                              ===========================

Changes in the allowance for loan losses are as follows:

                                            Years ended June 30,
                                 ---------------------------------------
                                    1998           1997           1996
------------------------------------------------------------------------
Balance at beginning of year     $ 211,635      $ 138,606      $  46,416
   Provision for losses             72,000         83,000         80,000
   Charge-offs                     (16,443)       (11,597)            --
   Recoveries                        1,645          1,626         12,190
                                 ---------------------------------------
Balance at end of year           $ 268,837      $ 211,635      $ 138,606
                                 =======================================

At June 30, 1998 the Company had loan commitments of approximately $309,000. Of the $309,000 loan commitments, $205,000 are fixed rate commitments at 7.27%. The Company also had approximately $2,650,000 of unused lines of credit at June 30, 1998.

The Company's loan portfolio consists primarily of loans originated in its principal market area of Frankfort, Indiana, Clinton County and its contiguous counties. The economy of the Company's market area primarily includes some diversified industries and agriculture. At June 30, 1998 and June 30, 1997, and for the years then ended, the Company had no loans considered to be impaired under SFAS 114. Advances from the Federal Home Loan Bank of Indianapolis are secured by a floating lien on the Company's one-to-four family residential mortgage loans (see Note 7).

3. Loans to Related Parties

The Company has granted loans to certain of its directors, officers and their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $2,766,000 and $2,211,000 at June 30, 1998 and 1997, respectively. During the year ended June 30, 1998, related party loans were increased $2,686,000 by loan advances and reduced $2,131,000 by loan repayments. During 1997, related party loans were increased $890,000 by loan advances and reduced $323,000 by loan repayments.

4. Land Held for Development

The Company, through its Service Corp., has been developing approximately 59 acres of land for a three phase residential housing addition in Frankfort, Indiana. In January 1992, the Bank received regulatory approval of a plan to develop this land. During the years ended June 30, 1998, 1997, and 1996, approximately $34,000, $68,000, and $240,000, respectively, were expended to create the infrastructure for the development, to provide further improvements to the first and second phase of the project, and to capitalize interest. During the years ended June 30, 1998, 1997, and 1996 approximately $69,000, $166,000, and $270,000, respectively, was received from the sale of lots in the development resulting in gains from sale of these lots of $9,000, $17,000, and $33,000 for each year, respectively. The Service Corp. owns an additional 45 acres of land for future development.

During the year ended June 30, 1998, a plot of land not included in the above development was sold for proceeds equaling $177,000 resulting in a gain from the sale of $172,000.

5. Property and Equipment

Property and equipment consists of the following:

                                               June 30
                                      -------------------------
                                         1998           1997
---------------------------------------------------------------
Land                                  $  137,307     $  137,307
Office building                          647,154        647,154
Furniture, fixtures and equipment        274,796        255,327
                                      -------------------------
                                       1,059,257      1,039,788
Less accumulated depreciation            494,619        461,445
                                      -------------------------
                                      $  564,638     $  578,343
                                      =========================


6. Deposits

Deposits consist of the following:

                                                   June 30
                                         ---------------------------
                                            1998            1997
--------------------------------------------------------------------
Savings accounts:
Fixed rate, passbook                     $ 6,421,631     $ 6,904,561
Variable rate, money market                3,081,666       3,354,231
                                         ---------------------------
                                           9,503,297      10,258,792
Negotiable order of withdrawal (NOW)
     accounts                              4,569,764       4,072,240
Certificates                              19,994,420      22,024,181
                                         ---------------------------
                                         $34,067,481     $36,355,213
                                         ===========================

The following table presents interest expense on deposits for the years ended June 30, 1998, 1997 and 1996.

                                           Years ended June 30,
                                    1998           1997           1996
-------------------------------------------------------------------------
Fixed rate, passbooks            $  216,059     $  216,388     $  224,314
Variable rate, money markets        106,756        108,991        107,232
NOWs                                106,303         86,551         79,569
Certificates                      1,223,550      1,228,938      1,127,771
                                 -----------------------------------------
Total interest on deposits       $1,652,668     $1,640,868     $1,538,886
                                 =========================================

Accrued interest payable, which relates primarily to certificate accounts, totaled $31,000 and $69,000 at June 30, 1998 and 1997, respectively, and is included in other liabilities. Cash paid for interest on deposits was $1,691,000, $1,611,000, and $1,539,000 for the years ended June 30, 1998, 1997, and 1996, respectively. Deposit accounts with balances in excess of $100,000 totaled $4,526,000 with a weighted average interest rate of 4.45% as of June 30, 1998. Deposits over $100,000 are not federally insured.

Contractual maturities of certificates of deposit at June 30, 1998 were:

                         Certificates over       All other
 Year ended June 30,         $100,000          Certificates         Total
-----------------------------------------------------------------------------
            1999             $ 1,585,993        $  8,998,109      $10,584,102
            2000                 306,397           4,874,223        5,180,620
            2001                 303,228           1,389,689        1,692,917
            2002                 118,456           2,087,285        2,205,741
            2003                       -             267,981          267,981
      Thereafter                       -              63,059           63,059
                              -----------------------------------------------
                              $2,314,074         $17,680,346      $19,994,420
                              ===============================================

7. Advances from Federal Home Loan Bank of Indianapolis

Advances from the Federal Home Loan Bank of Indianapolis totaling $3,500,000 at June 30, 1998 bear fixed and variable interest rates and are due at various dates through December 1998. The Company is required to maintain eligible loans in its portfolio of at least 170% of outstanding advances as collateral for advances from the Federal Home Loan Bank of Indianapolis.

The following table presents certain information relating to advances at or for the years ended June 30, 1998, 1997 and 1996.

                              Years ended June 30,
                                           ---------------------------------------------
                                              1998            1997            1996
----------------------------------------------------------------------------------------
FHLB Advances:
     Outstanding at end of period             $3,500,000      $4,000,000      $3,000,000
     Average balance outstanding for period    1,730,769       3,212,000       1,923,000
     Maximum amount outstanding at any
       month-end during the period             3,500,000       5,000,000       3,000,000
     Weighted average interest rate
       during the period                            4.96%           5.41%           5.94%
     Weighted average interest rate
       at end of period                             6.21            6.51            5.82

8.  Income Taxes

Income tax expense is summarized as follows:

                                  Years ended June 30,
                          1998           1997           1996
---------------------------------------------------------------
Federal:
   Current             $ 550,558      $ 204,275      $ 255,830
   Deferred              (80,259)       (62,054)       (58,491)
                       ---------------------------------------
                         470,299        142,221        197,339
State:
   Current               131,215         55,276         71,900
   Deferred              (21,335)       (14,272)       (15,982)
                       ---------------------------------------
                         109,880         41,004         55,918
                       ---------------------------------------
Income tax expense     $ 580,179      $ 183,225      $ 253,257
                       =======================================

Federal income taxes vary from the amount computed using the corporate statutory rate due principally to income on the cash surrender value of a life insurance policy (see Note 10).

The reconciliation of income tax computed at the federal statutory rate to the Company's effective income tax is as follows:

                                                    Years ended June 30,
                                                --------------------------------
                                                1998         1997         1996
--------------------------------------------------------------------------------
Tax rate of federal statutory rate              34.0%        34.0%        34.0%
State franchise tax, net of federal benefit      5.0          4.9          5.0
Income on cash surrender value of life
     insurance policy                           (1.0)        (7.5)        (5.9)
Other                                            1.9          1.7          1.5
                                                -------------------------------
Effective tax rate                              39.9%        33.1%        34.6%
                                                ===============================

The components of the Company's net deferred tax asset included in other assets as of June 30 are as follows:

                                             1998         1997         1996
--------------------------------------------------------------------------------
Deferred tax assets:
   Deferred loan origination fees          $137,596    $ 124,563    $ 118,904
   Unrealized loss on investment                 --           --       35,698
   Officer supplemental retirement plan     106,362       99,263       67,681
   Allowance for loan losses                114,256       89,945       58,908
   Capital loss carryover                    25,604           --           --
   RRP compensation expense                  10,982           --           --
   ESOP compensation expense                 34,248           --           --
   Other                                     24,336       21,484       15,621
                                          ------------------------------------
                                            453,384      335,255      296,812
Deferred tax liabilities:
   FHLB stock dividend                      (27,132)     (27,132)     (27,132)
   Deferred loan origination costs          (91,112)     (81,579)     (78,680)
   Percentage bad debt deduction             (4,345)     (49,107)     (58,915)
   Other                                    (24,844)     (15,669)     (13,116)
                                          ------------------------------------
                                           (147,433)    (173,487)    (177,843)
                                          ------------------------------------
Net deferred tax asset                    $ 305,951    $ 161,768    $ 118,969
                                          ====================================

The Company and the Bank file separate federal income tax returns. The Bank and its wholly owned subsidiary file a consolidated federal income tax return. The Company paid $262,538, $431,009 and $248,646 of federal and state income taxes in 1998, 1997 and 1996, respectively.

9. Shareholders' Equity

Citizens has authorized the issuance of 2,000,000 shares of preferred stock with no par value. Preferred stock may be issued by the Board of Directors from time to time on terms set by the Board of Directors without further authorization from the shareholders.

The Board of Directors may declare dividends to be paid on the Company's common stock. Such payments may depend on dividends paid by the Bank to the Company. The amount the Bank can pay in dividends is limited by Office of Thrift Supervision rules that generally allow for capital distributions in any calendar year equal to the higher of net income for the calendar year to date plus an amount that would reduce by one-half the surplus capital ratio at the beginning of the calendar year or 75% of the net income over the previous four quarters. As of June 30, 1998, the Bank's allowable capital distribution amount was approximately $4,012,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes that the Bank meets all capital adequacy requirements to which it is subject.

Pursuant to the Financial Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA), as implemented by a rule promulgated by the Office of Thrift Supervision ("OTS"), savings institutions must meet three separate minimum capital-to-assets requirements: (i) a risk-based capital requirement of 8% of risk-weighted assets, (ii) a leverage ratio of 3% core capital to total assets and (iii) a tangible capital requirement of 1.5% tangible core capital to total assets. The following table summarizes, the Bank's capital requirements under FIRREA and its actual capital and capital ratios at June 30.

9. Shareholders' Equity (continued)


                         Capital
                       Requirements                    Actual Capital                  Amount
                       %              $                %                $             of Excess
-------------------------------------------------------------------------------------------------
June 30, 1998:
   Risk-based        8.0%          $2,614,000        29.2%           $9,554,000        $6,940,000
   Leverage          3.0            1,574,000        17.7             9,285,000         7,711,000
   Tangible          1.5              787,000        17.7             9,285,000         8,498,000

June 30, 1997:
   Risk-based        8.0%        $  2,174,000        18.1%        $   4,910,000      $  2,736,000
   Leverage          3.0            1,365,000        10.3             4,698,000         3,333,000
   Tangible          1.5              683,000        10.3             4,698,000         4,015,000

At June 30, 1998 and 1997, the Bank had approximately $953,000 and $993,000, respectively, invested in its Service Corp., which invests in land held for development. Since enactment of FIRREA, regulatory capital rules require a reduction of regulatory capital for such an investment. The amount of regulatory capital reduction was 100% as of June 30, 1998 and 1997. Pursuant to the Federal Deposit Insurance Corporation Improvement Act Prompt Corrective Action regulations, for all periods presented, the Office of Thrift Supervision categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain a total risk-based capital (as defined) ratio of 10%, a Tier 1 risk-based capital (as defined) ratio of 6%, and a Tier 1 leverage (as defined) ratio of 5%. The Bank's ratios were as follows:



                                  Capital
                                Requirements                    Actual Capital
                                %              $                %                $
----------------------------------------------------------------------------------------
June 30, 1998:
   Risk-based                10.0%          $3,267,000        29.2%           $9,554,000
   Tier 1 risk-based          6.0            1,960,000        28.4             9,285,000
   Tier 1 leverage            5.0            2,624,000        17.7             9,285,000

 June 30,1997:
   Risk-based                10.0%          $2,717,000        18.1%           $4,910,000
   Tier 1 risk-based          6.0            1,630,000        17.3             4,698,000
   Tier 1 leverage            5.0            2,276,000        10.3             4,698,000

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained income includes income of approximately $1,349,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained income is used for any purpose other than to absorb loan losses, federal income taxes may be imposed at the then applicable rates.

The Bank established a liquidation account at the time of conversion from a mutual savings bank to a capital stock savings bank. The account balance was equal to the amount of the Bank's net worth on June 30, 1997. The account will be maintained for the benefit of eligible deposit account holders and supplemental eligible account holders who continue to maintain deposit accounts following the conversion. In the unlikely event of a complete liquidation, each eligible deposit account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution of any assets remaining after payment of all valid creditor's claims, including the claims of all depositors to the withdrawal values of their deposit accounts, but before any liquidation distribution may be made with respect to the Company's common stock. Eligible deposit account holders have a subaccount in the liquidation account for each deposit account as of December 31, 1995. Supplemental eligible account holders have a subaccount in the liquidation account for each deposit account as of June 30, 1997. The liquidation account balance will gradually decrease as eligible deposit account holders' and supplemental eligible account holders' subaccount balances are required or cease to exist. Dividends cannot be paid from the liquidation account.

10. Employee and Director Benefit Plans

Pension Plan - Substantially all full-time employees are covered by a defined benefit pension plan administered by the Financial Institutions Retirement Fund
(FIRF), a multi-employer, industry sponsored plan. Plan information is not available for the Company as an individual entity within the multi-employer group. Pension expense which includes plan administration costs amounted to approximately $1,649, $20,556, and $1,300 in 1998, 1997, and 1996, respectively.

Supplemental Non-qualified Pension Plan - The Company sponsors a supplemental non-qualified pension plan that provides certain officers with defined pension benefits in excess of those provided in the qualified plan. To fund the plan, the Company purchased single premium life insurance contracts on the participating employees. The carrying value of this investment, representing the cash surrender value of the policies, was $1,119,000 and $1,076,000 at June 30, 1998 and 1997, respectively. During the years ended June 30, 1998, 1997, and 1996, $16,700, $74,300, and $69,000, respectively, were charged to expense under this plan.

Employee Stock Ownership Plan ("ESOP") - In conjunction with Citizens' subscription stock offering, an ESOP was created and 84,640 shares of Citizens' stock were purchased for future allocation to employees. The purchase was funded with a loan from Citizens. Shares will be allocated to all eligible employees annually on the last day of the fiscal year based on a pro rata share of total compensation for the year. Employees with at least one year of employment with the Company and who have attained age 21 are eligible to participate. Benefits vest in full upon completion of ten years of qualified service. The ESOP shares are released in proportion to the annual principal and interest payments on the loan. The Company recognizes expense based upon the fair value of the shares as they are released. Compensation expense for the ESOP was $122,000 for the year ended June 30, 1998. The shares are considered outstanding for earnings per share purposes once they are released.

10. Employee and Director Benefit Plans (continued)

The following table reflects the shares held by the ESOP:

                                       June 30, 1998
                                       -------------
Shares allocated to participants             8,134
Unallocated shares                          76,506
        Total                               84,640
                                        ----------
   Fair value of unallocated shares     $1,099,774
                                        ==========

The Bank will make minimum contributions to the ESOP sufficient to meet annual principal and interest obligations on the loan from Citizens. Contributions in excess of this amount may be made at the Bank's discretion. Cash dividends received with respect to unallocated shares, if any, will be applied to principal and interest due on the loan.

Recognition and Retention Plan - The Recognition and Retention Plan ("RRP") was approved with an effective date of March 24, 1998. The RRP purchased, with funds contributed by the Company, 42,320 shares in the open market during the fourth quarter of fiscal 1998. Directors and officers become vested in the shares of common stock awarded to them under the RRP at a rate of 20 percent per year, commencing one year after the grant date, and 20 percent on each anniversary date thereof for the following four years. As of June 30, 1998, 32,798 shares have been awarded to officers and directors. RRP compensation expense was $26,000 for the year ended June 30, 1998. The Bank accounts for its RRP in accordance with Accounting Principle Board Statement 25 (APB No.25). Compensation expense is recognized over the vesting period for shares awarded under the plan.

Stock Option Plans - At a special shareholders' meeting on March 24, 1998, the 1998 Stock Option Plan ("SOP") was approved. The Board of Directors reserved an amount of stock equal to 105,800 shares, or 10 percent of the common stock sold in the conversion for issuance under the SOP. The options will be granted by a Committee, comprised of directors, to key employees and directors based on their services. The exercise price of options granted must be at least equal to the fair market value of the common stock on the date the option is granted. Options granted will vest over a five year period and become exercisable over a ten year period.

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is required.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Sholes option pricing model with the following weighted average assumptions:

                                   1998
                                 -------
Number of options granted        81,995
Risk-free interest rate            5.38%
Expected life, in years               8
Expected volatility                19.9%
Expected dividend yield            1.31%

The Black-Sholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock options been determined based on the fair market value consistent with the method of SFAS 123, the Company's net income for 1998 would have been reduced by $12,969. Both pro forma basic and diluted earnings per share, which assumes that the stock offering and the formation of the ESOP occurred on July 1, 1997, would have been $0.93 (unaudited) for 1998.

A summary of the Company's stock option activity, and the related information for the year ended June 30, 1998 follow:

                                                  1998
                                                        Weighted-
                                                        average
                                           Options    Exercise Price
--------------------------------------------------------------------
Outstanding at beginning of year                --     $   --
Granted                                     81,995         15.25
Exercised                                       --         --
    Outstanding at end of year              81,995         15.25

Exercisable at end of year                      --         --

Weighted-average fair value per option
     of options granted during the year  $    4.86


The exercise price for the options outstanding as of June 30, 1998 was $15.25. The weighted-average remaining contractual life of those options is almost 10 years.

11. Fair Value of Financial Instruments

Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and interest bearing deposits: The carrying amounts approximate those assets' fair values.

     Investment securities available for sale: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Stock in Federal Home Loan Bank of Indianapolis: The amount of stock held in the Federal Home Loan Bank is determined by regulation and is stated at cost which approximates market.

     Loans receivable: For variable-rate loans that reprice frequently, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Deposit liabilities: The fair values disclosed for demand deposits, including interest-bearing and noninterest-bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Federal Home Loan Bank advances: The carrying amounts approximate their fair values.

11.  Fair Value of Financial Instruments (continued)

The estimated fair values of the Company's financial instruments at June 30, 1998 are as follows:

                                                         Carrying              Fair
                                                          Amount               Value
---------------------------------------------------------------------------------------
Assets:
     Cash on hand and in other institutions            $      305,908    $      305,908
     Interest bearing deposits                              2,226,658         2,226,658
     Investment securities available for sale                 315,041           315,041
     Stock in Federal Home Loan Bank of Indianapolis          351,600           351,600
     Loans receivable                                      46,936,403        49,410,000

Liabilities:
     Deposits                                              34,067,481        34,219,000
     Federal Home Loan Bank advances                        3,500,000         3,500,000


12.  Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1998:



                                               First       Second        Third       Fourth
                                              Quarter      Quarter      Quarter      Quarter
----------------------------------------------------------------------------------------------
Interest Income                             $ 940,672   $1,016,436   $1,030,593     $1,064,419
Interest Expense                              466,234      412,866      422,213        437,276
     Net Interest Income                      474,438      603,570      608,380        627,143
Provision for loan losses                      12,000       28,000       17,000         15,000
Net income                                    266,888      197,795      217,512        191,683
Pro forma basic earnings per share              $0.32        $0.20        $0.22          $0.20
Pro forma diluted earnings per share            $0.32        $0.20        $0.22          $0.20



13.  Parent Company Information

The condensed financial information for Citizens Bancorp, prepared on a parent company unconsolidated basis, is presented as follows:


                                  June 30, 1998
                                                         -------------
Condensed statement of condition Assets:
     Cash on deposit with Citizens Savings Bank           $ 4,014,235
     Investment securities available for sale at market
         value, cost $139,375                                 145,000
     Investment in Citizens Savings Bank                   10,237,433
     ESOP loan receivable                                     825,240
     Other assets                                              43,248
                                                          -----------
Total assets                                              $15,265,156
                                                          ===========

Liabilities and shareholders' equity
     Liabilities                                          $    97,128
     Shareholders' Equity                                  15,168,028
                                                          -----------
Total liabilities and shareholders' equity                $15,265,156
                                                          ===========



                                                     Year ended
                                                       June 30
                                                         1998
                                                      ---------
Condensed statement of income
Interest income on investments                        $  53,683
Interest income on ESOP loan                             55,481
                                                      ---------
        Total interest income                           109,164

Expenses                                                115,814
                                                      ---------
     Loss before income tax expense                      (6,650)
Income tax expense                                           --
                                                      ---------
     Loss before equity in undistributed net income
         of subsidiary                                   (6,650)
Equity in undistributed net income of Citizens
     Savings Bank                                       880,528
                                                      ---------
     Net income                                       $ 873,878
                                                      =========

                                                                Year ended
                                                                 June 30
                                                                   1998
                                                              ------------
Condensed statement of cash flows
Operating activities
     Net income                                               $    873,878
     Adjustments  to  reconcile  net income to net cash
       provided  by  operating activities:
         Undistributed Net income of Citizens Savings  Bank       (880,528)
         Increase in other assets                                  (34,784)
         Increase in other liabilities                              42,000
                                                              ------------
Net cash provided by operating activities                              566

Investing activities
     Purchases of available for sale securities                   (139,375)
     Loan to ESOP for stock purchase                              (846,400)
     ESOP loan repayment                                            21,160
                                                              ------------
Net cash provided by investing activities                         (964,615)

Financing activities:
     Dividend paid on common stock                                 (52,900)
     Proceeds from sale of common stock                         10,062,369
     Purchase of Citizens Savings Bank common stock             (5,031,185)
                                                              ------------
Net cash provided by financing activities                        4,978,284
                                                              ------------

Increase in cash and cash equivalents                            4,014,235

Cash and cash equivalents as beginning of year                          --
                                                              ------------
Cash and cash equivalents at end of year                      $  4,014,235
                                                              ============

14.  Subsequent Event

The Board of Directors has authorized the Company to repurchase up to 5% of its outstanding 1,058,000 shares of common stock, or 52,900 shares, in the open market. On August 21, 1998, notice of the proposed repurchase program was sent to the OTS for their approval. As OTS regulations restrict stock repurchases in the first year after conversion, on September 2, 1998, the Company applied for a waiver of regulatory requirements so the repurchase program may commence immediately. On September 3, 1998, the Company received approval from the OTS of both the repurchase plan and the waiver of the one year restriction on repurchases. The repurchases will be executed in open market or block transactions and will be subject to market conditions. Management does not believe the repurchases will have any adverse effect on the financial position of the Company.

Directors and Officers


                               BOARD OF DIRECTORS

Fred W. Carter                                         Robert F. Ayres
Chairman of the Board                                  Retired Educator
President and Chief Executive Officer
Citizens Savings Bank of Frankfort

Perry W. Lewis                                         John J. Miller
Former Chairman, Lewis Ford                            President, Goodwin
Sales, Inc. (Retired)                                  Funeral Homes, Inc.

Billy J. Wray
Co-Owner, Premium Auto
Center, Inc.

================================================================================
                          OFFICERS OF CITIZENS BANCORP

Fred W. Carter                    Cindy S. Chambers           Stephen D. Davis
Chairman of the Board             Secretary                   Treasurer
President and
Chief Executive Officer




================================================================================

                 OFFICERS OF CITIZENS SAVINGS BANK OF FRANKFORT

    Fred W. Carter                             Cindy S. Chambers
    President and                              Secretary, Customer
    Chief Executive Officer                    Service Manager


    Stephen D. Davis                           Ralph C. Peterson, II
    Controller                                 Senior Loan Officer

Directors and Officers


     Fred W. Carter, (age 66) has served as a director of the Holding Company since its formation and of the Bank since 1972. Mr. Carter has also served as President and Chief Executive Officer of the Bank and CLSC since 1972, and has been an employee of the Bank since 1966. Mr. Carter is the father of Cindy S. Chambers, the Bank's Secretary and Customer Service Manager.

     Robert F. Ayres (age 73) has served as a director of the Holding Company since its formation and of the Bank since 1979. Mr. Ayres served as Superintendent of Community Schools of Frankfort from 1965 until his retirement in 1989. He previously served as a high school principal, teacher and coach at Frankfort Senior High School, in Frankfort.

     Cindy S. Chambers, (age 44) has served as the Bank's Corporate Secretary since 1988 and Customer Service Manager since 1982.

     Stephen D. Davis (age 42) has served as the Bank's Controller since 1989.

     Perry W. Lewis (age 77) has served as a director of the Holding Company since its formation and of the Bank since 1975. Mr. Lewis served as the Chairman of Lewis Ford Sales, Inc. in Frankfort from 1984 until his retirement in 1997.

     John J. Miller (age 59) has served as a director of the Holding Company since its formation and of the Bank since 1995. Mr. Miller has served as President of Goodwin Funeral Home, Inc. in Frankfort since 1979.

     Ralph C. Peterson, II (age 49) has served as the Bank's senior Loan Officer since 1989.

     Billy J. Wray (age 66) has served as a director of the Holding Company since its formation and of the Bank since 1992. Mr. Wray is part owner of Premium Auto Center, Inc., a used car dealership located in Lebanon, Indiana. He also owns interests in various real estate developments around Frankfort.

                            SHAREHOLDER INFORMATION


MARKET INFORMATION

         The Bank converted from a federal mutual savings bank to a federal stock savings bank effective September 18, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is quoted on the OTC "Electronic Bulletin Board" under the symbol "CIBC." As of June 30, 1998, there were approximately 657 record holders of the Holding Company's Common Stock including shares held in broker accounts.

         Any  dividends  paid  by  the  Holding   Company  will  be  subject  to
determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Bank to the Holding Company; and, general business practices.

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Bank. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

         In addition to the foregoing, the portion of the Bank's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.

                               Stock Price*               Dividends
Month Ended               High            Low             Per Share
September 30, 1997        $14 1/4       $13 7/8            $ ---
October 31, 1997           15 1/2       14  1/4            $ ---
November 30, 1997          15           14  5/16           $ ---
December 31, 1997          15 1/8       14  1/2            $ ---

January 31, 1998           15 3/8       14  7/8            $ ---
February 28, 1998          15 1/2       15                 $ ---
March 31, 1998             16           15  1/4            $ .05
April 30, 1998             16           15  1/4            $ ---
May 31, 1998               16           15                 $ ---
June 30, 1998              15           14                 $ .05

* Based upon high and low daily closing prices for the Holding Company's Common Stock as reported on the OTC Electronic Bulletin Board during each indicated month.

TRANSFER AGENT AND REGISTRAR
The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

GENERAL COUNSEL
Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

INDEPENDENT AUDITORS
Ernst & Young LLP
One Indiana Square, Suite 3400
Indianapolis, Indiana  46204

SHAREHOLDERS AND GENERAL INQUIRIES

     On or before September 28, 1998, the Company will file an Annual Report on Form 10-K for its fiscal year ended June 30, 1998 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Fred W. Carter
     President and Chief Executive Officer
     Citizens Bancorp
     60 South Main Street
     Frankfort, Indiana 46041